UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MagnaChip Semiconductor Corporation
File No. 333-126019-09

MagnaChip Semiconducor S.A.
File No. 333-126019

CF #36073

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MagnaChip Semiconductor Corporation (successor to MagnaChip Semiconductor LLC) and MagnaChip Semiconductor S.A. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on June 21, 2005, as amended.

Based on representations by MagnaChip Semiconductor Corporation and MagnaChip Semiconductor S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.27   through March 18, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary